787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 1, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock FundsSM
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of BlackRock FundsSM, (the “Registrant”), and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the BlackRock Mid-Cap Growth Equity Portfolio, a series of the Registrant, of all of the assets of the BlackRock Small/Mid-Cap Growth Portfolio, a series of the Registrant, in exchange for the assumption by the BlackRock Mid-Cap Growth Equity Portfolio of certain stated liabilities and Investor A, Investor B, Investor C, Institutional, Class R and Service Shares of the Registrant.

Pursuant to Rule 488, the Registration Statement designates an effective date of May 1, 2011. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso
Maria Gattuso

Enclosures

cc:	Aaron Wasserman, Esq., BlackRock Advisors, LLC

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh